Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 4, 2017

Relating to Preliminary Prospectus Supplement dated May 4, 2017

Registration Statement No. 333-216570

ENLINK MIDSTREAM PARTNERS, LP

5.450% SENIOR NOTES DUE 2047

Pricing Term Sheet

Issuer:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	May 4, 2017

Settlement Date:	May 11, 2017 (T+5)

Net Proceeds (Before Expenses):	$495,530,000

Principal Amount:	$500,000,000

Maturity Date:	June 1, 2047

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Price and Yield:	97-17+; 3.001%

Spread to Benchmark:	+245 bps

Yield to Maturity:	5.451%

Coupon:	5.450%

Public Offering Price:	99.981% of the principal amount

Optional Redemption:

Make-Whole Call:	T + 40 bps prior to December 1, 2046

Call at Par:	On or after December 1, 2046

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2017

CUSIP / ISIN:	29336U AG2 / US29336UAG22

Ratings*:	Ba1 (Moody’s) BBB- (S&P) BBB- (Fitch)

Joint Book-Running Managers:

Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC

BBVA Securities Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Fifth Third Securities, Inc. Raymond James & Associates, Inc. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. The Huntington Investment Company

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting Barclays Capital Inc. at 1-888-603-5847, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.